UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.   )
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                        IFB Holdings, Inc.
                         (Name of Issuer)
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               Common Stock  par value $.01 per share
                 (Title of Class of Securities)
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                          448953-10-9
                         (CUSIP Number)
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                          Lindsay Olsen
       5200 West 94th Terrace, Prairie Village, KS  66207
                         (913) 648-8010
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          July 1, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(b) (3) or (4), check the following box    .

Check the following box if a fee is being paid with the statement
 . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS  STATEMENT CONTAINS NINE (8) PAGES AND THE EXHIBIT  INDEX
IS ON PAGE FIVE (5).

SCHEDULE 13D
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CUSIP NO. 448953-10-9                          Page 2 of 8 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Mortgage Investment Trust Corporation
		48-1101989
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a)  ( )
                                                       (b)  (X)
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3    SEC USE ONLY

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4    SOURCE OF FUNDS *
     BK, WC
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5     CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED
PURSUANT TO ITEMS 2(d)( ) OR 2(e)( )
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     KANSAS
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NUMBER OF      7    SOLE VOTING POWER
SHARES              49,300
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BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            NONE
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EACH           9    SOLE DISPOSITIVE POWER
REPORTING           49,300
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PERSON         10   SHARED DISPOSITIVE POWER
WITH                NONE
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     49,300
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12    CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
CERTAIN SHARES

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.32%
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14   TYPE OF REPORTING PERSON
     CO
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* SEE INSTRUCTION BEFORE FILLING OUT!
INCLUDE  BOTH  SIDES OF THE COVER PAGE, RESPONSES  TO  ITEMS  1-7
(INCLUDING   EXHIBITS)  OF  THE  SCHEDULE,  AND   THE   SIGNATURE
ATTESTATION


Page 3 of 8 Pages

Item 1.  Security and Issuer

      This statement relates to the Common Stock, par value  $.01
per   share  (the  Common  Stock:)  issued  by  IFB Holdings, Inc.
whose principal executive offices  are  located at 522 Washington
Street, Chillicothe, Missouri, 64601.

Item 2.  Identity and Background

      This statement is filed by Mortgage Investment Trust Corporation, a Kansas Corporation (MITC). Lindsay Olsen and Steven B. Chase are the controlling shareholders of MITC. The directors and officers of MITC are Lindsay Olsen (President and Director) and Steven B. Chase (Secretary and Director).

      The  information  required  by General Instruction C and by
Item 2 to Schedule 13D with respect to each of the above named persons is attached to this statement as Exhibits 1A through 1C, and is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 49,300 shares covered by this Schedule 13D was $635,986.05, including transaction fees. MITC purchased the Common Stock with internal funds and resources drawn from a term loan negotiated in the ordinary course of business with an unaffiliated bank, as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 4.  Purpose of Transaction

      The shares of Common Stock covered by this statement are being held for investment purposes. Investor has the following plans with respect to the Common Stock:

      (a) MITC intends to continually assess the market for the Common Stock. MITC or an affiliate may purchase additional shares or dispose of such shares of the Common Stock from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares. However, it is recognized that if, in the future, certain levels of share ownership are exceeded, certain regulatory approvals are required.

     (b-j)  None


Page 4 of 8 Pages

Item 5.  Interest in Securities of the Issuer

      (a) The aggregate percentage of shares of Common Stock reported owned by MITC is based upon 592,523 shares outstanding, as indicated in response to an inquiry made to IFB Holdings, Inc. As of the close of business on July 1, 1997, Mortgage Investment Trust Corporation owned 49,300 shares of Common Stock, or approximately 8.32% of such number of shares.

      (b)   MITC  beneficially owns 49,300 shares of  the  Common
Stock and has the sole power to vote and dispose of such shares.

     (c) All transactions in the shares of Common Stock effected by MITC during the past sixty days are described on Exhibit 2 attached hereto. All such shares were purchased through a broker-dealer.

     (d-e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      MITC  is  under the control of Lindsay Olsen and Steven  B.
Chase.  See Item 2. above.

Item 7.  Material to be Filed as Exhibits.

      Exhibit 2 - Transactions in the Common Stock effected during the past sixty days.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              MORTGAGE INVESTMENT
                              TRUST CORPORATION

Date:  July 7, 1997           By:/s/Lindsay Olsen
                              -------------------------
                              Lindsay Olsen, President of
                              Mortgage Investment Trust Corporation



Page 5 of 8 Pages



                          EXHIBIT INDEX


Exhibit No.                                       Page No.
---------------                                   ------------
Exhibit 1A                                        6
Exhibit 1B                                        6
Exhibit 1C                                        7
Exhibit 2                                         8
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Page 6 of 8 Pages

                           Exhibit 1A

INFORMATION RELATING TO REPORTING PERSONS.

MORTGAGE INVESTMENT TRUST CORPORATION

State or Other Place of Organization: Kansas

Principal Business:                   Investment in mortgage
				      loans, real estate, stocks
				      and financial services.

Address of Principal Business:        5200 West 94th Terrace
                                      Prairie Village, KS  66207

Address of Principal Office:          5200 West 94th Terrace
                                      Prairie Village, KS  66207

Criminal Proceedings During the Last 5 Years:     	None

Civil Proceedings During the Last 5 Years:   		None


                           Exhibit 1B

LINDSAY OLSEN  (Director and President of Mortgage Investment
Trust Corporation and a controlling shareholder of Mortgage
Investment Trust Corporation)

Residence or Business Address:          5200 West 94th Terrace
                                        Prairie Village, KS 66207

Principal Occupation or Employment:     Management and Investment
                                        Analysis

Name of Employer:                       Mortgage Investment Trust
                                        Corporation

Principal Business:                     Investments and Financial
					Services

Address:                                5200 West 94th Terrace
                                        Prairie Village, KS 66207

Criminal Proceedings During the Last 5 Years:           None

Civil Proceedings During the Last 5 Years:  	        None

Citizenship:                            	        U.S.A.



Page 7 of 8 Pages

			    Exhibit 1C

STEVEN B. CHASE  (Director and Secretary of Mortgage Investment
Trust Corporation and a controlling shareholder of Mortgage
Investment Trust Corporation)

Residence or Business Address:          5200 West 94th Terrace
                                        Prairie Village, KS 66207

Principal Occupation or Employment:     Management and Investment
                                        Analysis

Name of Employer:                       Mortgage Investment Trust
                                        Corporation

Principal Business:                     Investments and Financial
					Services

Address:                                5200 West 94th Terrace
                                        Prairie Village, KS  66207

Criminal Proceedings During the Last 5 Years:            None

Civil Proceedings During the Last 5 Years:  	         None

Citizenship:                                             U.S.A.




Page 8 of 8 Pages

			Exhibit 2

        MORTGAGE INVESTMENT TRUST CORPORATION

Description of Transactions Effected within 60 days

The reporting person effected the following purchases in the Shares within 60 days of July 1, 1997.


                 	  Number of      Price Per
Date of Purchase  Source  Shares         Share
					(excl. commissions)
________________  ______  _______        _______

July 1, 1997       OTC 	  4,500          13.25

July 1, 1997       OTC	 12,900          13.50

July 1, 1997       OTC 	  5,000          13.6875